Exhibit 99.1

Hi everyone,

My name is Adam Cisse and I work on the Operations team here at Masterworks.

I am pleased to announce our latest offering, a painting by the German abstractionist, Albert Oehlen. A monumental figure in German contemporary art, Oehlen has been featured in numerous important solo exhibitions at prestigious institutions, such as the Serpentine Gallery in 2019, the Palazzo Grassi in Venice in 2018 and the Guggenheim Bilbao in 2016. As of December 2022, Oehlen’s top ten auction records have all been set since January of 2018, which is a testament to Oehlen’s robust price growth in recent years.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 145 examples of Oehlen’s works from around the world, many of which are priced in excess of $2 million. Of these examples, this is the eighth we have selected to be offered on the Masterworks platform

Entitled “xUx.xDx.xOx.x x7x,” the current offering was completed by the artist in 2005. The Painting is a small-scale example from the artist’s “Computer Paintings,” a cutting edge series Oehlen explored between 1990 and 2008. With its pixelated linework, fluid lines and swaths of airbrushed color, the Painting’s hybrid nature explores the dichotomy between digital and handmade creations, a topic that is as prevalent today as it was when the Painting was created 17 years ago.

As of December 2022, examples from the series that employ computer imagery and inkjet printing have achieved prices in excess of $800,000 at auction. These include, “Untitled” (1992-2004), which is a black-and-white example larger than the Painting that sold for $2.1 million at Sotheby’s, New York in November of 2022 and “Nie Mehr Unter Dem Exkrement Liegen” (2002), which is a colorful work closer in size to the Painting that sold for $860,000 at Sotheby’s, London in June of 2017.

Between May 2006 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 15.6%.